SUBADVISORY AGREEMENT

THIS AGREEMENT, entered into as of February_, 2017, by and between Yorktown Management & Research Company, Inc., a Maryland corporation (the “Adviser”), and Poplar Forest Capital LLC a Delaware limited liability company (the “Subadviser”).

WHEREAS, Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of asset management;

WHEREAS, Subadviser is also registered as an investment adviser under the Advisers Act, and engages in the business of asset management;

WHEREAS, American Pension Investors Trust, a Massachusetts business trust (the “Trust”) is registered as an open-end management investment company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser has been engaged by the Trust to provide investment management services to separate series of the Trust, including the Yorktown Mid Cap Fund (the “Fund”);

WHEREAS, the Adviser desires to retain the Subadviser to render certain investment management services to the Fund, and the Subadviser is willing to render such services; and

WHEREAS, the Trust has consented to the engagement of the Subadviser by the Adviser.

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.	Appointment. The Adviser hereby appoints the Subadviser to act as investment adviser, with full discretionary power and authority for the period and on the terms set forth in this Agreement. The Subadviser will be an independent contractor and will have no authority to act for or represent the Trust or the Adviser except as expressly authorized in this Agreement. The Subadviser accepts such appointment and agrees to furnish the services herein set forth, for the compensation herein provided.

2.	Delivery of Documents. The Adviser has furnished the Subadviser with copies properly certified or authenticated of each of the following:

a.	The Trust’s Registration Statement on Form N-1A under the 1940 Act and under the Securities Act of 1933, as amended, relating to shares of beneficial interest of the Fund as filed with the Securities and Exchange Commission (“SEC”) and all amendments thereto;

b.	The Fund’s Prospectus (such Prospectus, as presently in effect and all amendments and supplements thereto are herein called the “Prospectus”).

c.	The Fund’s Statement of Additional Information (such Statement of Additional Information, as presently in effect and all amendments and supplements thereto are herein called the “SAI”).

The Adviser will furnish the Subadviser from time to time with copies, properly certified or authenticated, of all amendments of or supplements to the foregoing at the same time as such documents are required to be filed with the SEC.

3.	Management. Subject to the supervision of the Trust’s Board of Trustees, the Subadviser will provide a continuous investment program for the Fund, including investment research and management with respect to all securities, investments, cash and cash equivalents in the Fund. The Subadviser will determine from time to time what securities and other investments will be purchased, retained or sold by the Fund. The Subadviser will provide the services under this

Agreement in accordance with the Fund’s investment objectives, policies and restrictions as stated in its Prospectus and SAI and such compliance policies and procedures as the Adviser or Trust may provide to Subadviser in writing from time to time. The Subadviser further agrees that it:

a.	Will conform its activities to all applicable Rules and Regulations of the SEC and will, in addition, conduct its activities under this Agreement in accordance with regulations of any other Federal and State agencies which may now or in the future have jurisdiction over its activities under this Agreement;

b.	Will place orders pursuant to its investment determinations for the Fund either directly with the issuer or with any broker or dealer. In placing orders with brokers or dealers, the Adviser will attempt to obtain the best net price and the most favorable execution of its orders. Consistent with this obligation, when the Subadviser believes two or more brokers or dealers are comparable in price and execution, the Subadviser may prefer: (i) brokers and dealers who provide the Fund with research advice and other services, or who recommend or sell Fund shares, and (ii) brokers who are affiliated with the Trust or its Adviser(s), provided, however, that in no instance will portfolio securities be purchased from or sold to the Adviser or any affiliated person of the Adviser in principal transactions. The Subadviser agrees that it shall not direct portfolio transactions for the Fund through any broker or dealer that is an “affiliated person” (as that term is defined in the 1940 Act) of the Subadviser, except as permitted under the 1940 Act;

c.	Will vote proxies with respect to the Fund’s securities and exercise rights in corporate actions or otherwise in accordance with the Subadviser’s proxy voting guidelines and shall report all votes cast in the in time, manner, and format requested to facilitate the filing of the N-PX;

d.	Will promptly notify the Adviser of the occurrence of any event that would disqualify the Subadviser from serving as investment manager of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise;

e.	Will promptly notify the Adviser in the event that: (i) the Subadviser becomes the subject of an administrative proceeding or enforcement action by the SEC or other regulatory body with applicable jurisdiction or (ii) to the best of the Subadviser’s knowledge, any affiliate of the Subadviser becomes the subject of an administrative proceeding or enforcement action by the SEC or other regulatory body with applicable jurisdiction that the Subadviser reasonably expects could have a material adverse effect upon the ability of the Subadviser to perform its duties under this Agreement.

f.	Will provide, at its own cost, personnel, office space, facilities and equipment necessary for the conduct of its advisory activities on behalf of the Fund and will assume other costs and expenses incurred by it in connection with its investment advisory services pertaining to the Fund; and

g.	Will render oral and written regular reports to the Trust and the Adviser concerning Subadviser’s discharge of the foregoing responsibilities.

4.	Services Not Exclusive; Aggregation of Orders. The advisory services furnished by the Subadviser hereunder are not to be deemed exclusive, and the Subadviser shall be free to furnish similar services to others as long as its services under this Agreement are not impaired thereby. Nothing in this Agreement shall preclude the combination of orders for the sale or purchase of portfolio securities of the Fund with those for other accounts managed by the Subadviser, if orders are allocated in a manner deemed equitable by the Subadviser among the accounts and at a price approximately averaged.

5.	Books and Records. In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Subadviser hereby agrees that all records which it maintains for the benefit of the Fund are the property of the Trust and further agrees to surrender promptly to the Trust any of such records upon the Trust’s request. The Subadviser further agrees to preserve for the periods prescribed by it pursuant to Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-1 under the 1940 Act that are not maintained by others on behalf of the Trust.

6.	Compensation; Fund Expenses. For the services provided to the Fund and for the expenses assumed by the Subadviser in providing such services pursuant to this Agreement, the Adviser will pay the Subadviser, and the Subadviser will accept as full compensation, an investment advisory fee, based upon the daily average net assets of the Fund, computed at the end of each month and payable within five (5) business days thereafter, as set forth below:

Asset Level	Annual Sub-Advisory Fee
$0 to $50 Million	0.75%*
$50,000,001 to $100 Million	0.60%
$100,000,001 to $200 Million	0.55%
$200,000,001 to $500 Million	0.50%
All Assets over $500 Million	0.45%

*	Subadviser understands that the Adviser is operating under a written Expense Limitation Agreement which requires the Adviser to waive fees and/or reimburse the Fund for expenses in order for the Fund to maintain certain targeted expense ratios. In order to assist the Adviser in these efforts, Subadviser agrees that until the Fund reaches $35 Million in assets, the fees it receives from the Adviser shall be calculated based on the actual fee received by the Adviser after waivers and reimbursements, on an annualized basis, less 0.40% annualized. (For example, if the Adviser receives a net annualized fee of 0.60% for a particular month, Subadviser will accept an annualized fee of 0.20% for that month). However, notwithstanding the foregoing, Subadviser shall in no event receive a monthly fee that is less than 0.15% annualized.

Fees for less than a full month will be pro rated. The Subadviser shall have no right to obtain compensation directly from the Fund or the Trust for services provided hereunder and agrees to look solely to the Adviser for payment of fees due.

7.	Limitation of Liability of the Subadviser. The Subadviser shall not be liable for any error of judgment, mistake of law or for any other loss whatsoever suffered by the Trust or the Fund in connection with the performance of this Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Subadviser in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.

8.	Duration and Termination. This Agreement shall become effective on the date of its execution and, unless sooner terminated as provided herein, shall continue in effect for a period of two years. Thereafter, this Agreement shall be renewable for successive periods of one year each, provided such continuance is specifically approved annually:

a.	By the vote of a majority of those members of the Board of Trustees of the Trust who are not parties to this Agreement or interested persons of any such party (as that term is defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such approval; and

b.	By vote of either the Board of Trustees of the Trust or a majority of the outstanding voting securities of the Fund (as that term is defined in the 1940 Act).

Notwithstanding the foregoing, this Agreement may be terminated by the Trust or by the Adviser at any time on sixty (60) days’ written notice, without the payment of any penalty, provided that termination by the Trust must be authorized either by vote of the Board of the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund. The Subadviser may at any time, without the payment of any penalty, terminate this Agreement with respect to the Fund by not less than ninety (90) days’ written notice delivered or mailed by registered mail, postage prepaid, to the Adviser. This Agreement will automatically terminate in the event of its assignment (as that term is defined in the 1940 Act), or if the Adviser’s investment advisory agreement shall terminate with respect to the Fund. The provisions contained in Section 7 shall survive the expiration or other termination of this Agreement. Upon termination of this Agreement, the duties of the Adviser delegated to the Subadviser under this Agreement automatically shall revert to the Adviser.

9.	Notices. Except as otherwise provided in this Agreement, any notice or other communication required by or permitted to be given in connection with this Agreement will be in writing and will be delivered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If to the Adviser:	If to the Subadviser
Yorktown Management & Research	Poplar Forest Capital, LLC
2303 Yorktown Avenue	70 South Lake Avenue, Suite 930
Lynchburg, VA 24501	Pasadena CA 91001
Attn: David M. Basten	Attn: J. Dale Harvey
Its: President	Its: Chief Executive Officer

10.	Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by a written instrument signed by the party against which enforcement of the change, waiver, discharge or termination is sought. No material amendment of this Agreement shall be effective until approved by vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter contained herein and supersedes any prior agreement or understanding, whether written or oral.

11.	Miscellaneous. The captions of this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby. This Agreement shall be binding and shall inure to the benefit of the parties hereto and their respective successors. This Agreement may be executed simultaneously in two or more counterparts, each of which shall he deemed an original, but all of which together shall constitute one and the same instrument.

12.	Applicable Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Virginia, provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ATTEST:		YORKTOWN MANAGEMENT & RESEARCH
COMPANY, INC.

By:		By:
		Name:	David D. Basten

Title:	CCO of Adviser	Title:	President

ATTEST:		POPLAR FOREST CAPITAL, LLC

By:		By:
Name:

Title:		Title: